Exhibit 1.1

This announcement appears for information purposes only and does not constitute an invitation or offer to acquire, purchase or subscribe for securities.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(Stock Code: 2383)	(Stock Code: 8282)
DISCLOSEABLE TRANSACTION	SHARE TRANSACTION

JOINT ANNOUNCEMENT

Proposed acquisition of approximately 80.6%

of the issued share capital of Indiagames Limited

The respective boards of directors of TOM and TOM Online are pleased to announce that:

1.	TOM and TOM Online, through their subsidiary, TOM Online Games, will acquire:

(a)	the Sale Shares (representing approximately 76.29% of the issued and paid-up share capital of Indiagames as at the Sale Completion) at the Sale Consideration (being a sum of US$13,731,739 (equivalent to approximately HK$107,107,564)). The Sale Consideration will be paid in cash by TOM Online Games to the Vendors at the Sale Completion; and

(b)	the Subscription Shares (which, together with the Sale Shares, represent approximately 80.6% of the issued and paid-up share capital of Indiagames (as enlarged by the issue of the Subscription Shares) as at the Subscription Completion) at the Subscription Consideration (being a sum of US$4 million (equivalent to approximately HK$31.2 million)). The Subscription Consideration will be paid in cash by TOM Online Games to Indiagames at the Subscription Completion;

2.	subject to the Sale Completion and the Subscription Completion taking place, TOM Online Games will grant to each of the Minority Shareholders a Put Option on, among other things, the following terms:

(a)	if the Shares are not listed on any recognised securities exchange by the 3rd anniversary of the date of the Subscription Completion, each of the Minority Shareholders may sell to TOM Online Games all (but not part) of his or her Shares at the Exercise Price (being an aggregate sum of US$5,216,764 (equivalent to approximately HK$40,690,759)); and

(b)	at the option of TOM Online Games, the Exercise Price may be paid in cash and/or satisfied by the allotment and issue of ADSs (rounded down to the nearest whole ADS) at the Issue Price, provided that if any of the Minority Shareholders is restricted or prohibited by any applicable law, rule or regulation from holding all or any of the Consideration Shares, TOM Online Games will pay such Minority Shareholder in cash an amount equal to the number of Consideration Shares so restricted or prohibited multiplied by the Issue Price.

The Acquisition constitutes a discloseable transaction of TOM under Chapter 14 of the Listing Rules. A circular containing further details of the Acquisition will be dispatched to the shareholders of TOM as soon as practicable.

As the Acquisition involves the possible issue and allotment of Consideration Shares by TOM Online pursuant to the exercise of the Put Options, the Acquisition constitutes a share transaction of TOM Online under Chapter 19 of the GEM Listing Rules.

THE SALE AND SUBSCRIPTION AGREEMENT

Date

17 December 2004

Parties

Purchaser and subscriber:	TOM Online Games

Vendors:	1.	Infinity Technology Trustee Private Limited
	2.	IL&FS Investment Managers Limited
	3.	The Founder
	4.	Pranath GONDAL
	5.	Shashi GONDAL
	6.	Sanjay GONDAL
	7.	Deepak Chandappa AIL
	8.	Manoj BORKAR
	9.	Anagha BORKAR
	10.	Rahul SHAH
	11.	Aruna SHAH
	12.	Dulari SHAH
	13.	Shahzaad DALAL
	14.	Pinky BHATIA
	15.	Rajesh BHATIA

	16.	Shashank Shara KHADE
	17.	Muneesh CHAWLA
	18.	Vidya N. DESHPANDE
	19.	Vikram GODSE
	20.	Harpreet Vishal GONDAL
	21.	Kiran Jagannath NAYAK
	22.	Mahendra Vasudeo PATEL
	23.	Cyril FERRY

Issuer:	Indiagames

Assets to be acquired

1.	The Sale Shares (representing approximately 76.29% of the issued and paid-up share capital of Indiagames as at the Sale Completion).

2.	The Subscription Shares (which, together with the Sale Shares, represent approximately 80.6% of the issued and paid-up share capital of Indiagames (as enlarged by the issue of the Subscription Shares) as at the Subscription Completion).

Consideration

The Consideration (being an aggregate sum of US$17,731,739 (equivalent to approximately HK$138,307,564)) comprising:

1.	the Sale Consideration (being a sum of US$13,731,739 (equivalent to approximately HK$107,107,564)); and

2.	the Subscription Consideration (being a sum of US$4 million (equivalent to approximately HK$31.2 million)).

The Consideration was arrived at after arm’s length negotiations between the Vendors and TOM Online Games and being a price acceptable to the Vendors and TOM Online Games with reference to the historical multiple of earnings, present and future performance and the strategic value of the Indiagames Group (as mentioned in the section headed “Reasons for entering into the Sale and Subscription Agreement and the Shareholders Agreement” below).

Payment terms

1.	The Sale Consideration will be paid in cash by TOM Online Games to the Escrow Agent on the Sale Completion Date, which will be held in escrow by the Escrow Agent in accordance with the terms of the Escrow Agreement. The Sale Consideration will be shared by the Vendors in accordance with the proportion of their respective Shares to the Sale Shares.

2.	The Subscription Consideration will be paid in cash by TOM Online Games to Indiagames at the Subscription Completion.

The Consideration will be funded by TOM Online’s internal resources.

Conditions precedent

The Sale Completion is conditional upon, among other things, the following conditions (“Conditions”) having been fulfilled (or waived by TOM Online Games) on or before 28 February 2005 (or such other date as the parties to the Sale and Subscription Agreement may agree):

1.	there being no material adverse change in the legal, financial, taxation, business and trading positions of Indiagames and its assets or in the ability of Indiagames or any of its sharesholders to perform their respective obligations under the Sale and Subscription Agreement or the Shareholders Agreement (including, without limitation, the status and validity of, save and except Indiagames’s registration with the Software Technology Park of India, any permits, approvals, licenses or permissions required for the Company to effectively carry on its business);

2.	a legal opinion on the due incorporation and continued existence of Indiagames, the validity of obligations on Indiagames and the Vendors (in such form and substance reasonably satisfactory to TOM Online Games) having been issued by Dua Associates, being the Indian legal counsel of Indiagames and the Vendors;

3.	an employment agreement (in the form agreed by the parties to the Sale and Subscription Agreement) having been executed by Indiagames, and each of the Founder and other members of the management team of Indiagames identified by TOM Online Games;

4.	the Escrow Agreement having been duly executed by TOM Online Games, the Vendors and the Escrow Agent;

5.	Indiagames having passed a special resolution under Section 81(1A) of the Companies Act 1956 of India approving the issue and allotment of the Subscription Shares and a certified true copy of such resolution having been delivered or caused to be delivered to TOM Online Games;

6.	the Sale Shares are converted into demateralised form; and

7.	all necessary third party consents for the consummation of the transactions contemplated under the Sale and Subscription Agreement (including, without limitation, any consent that is required to be obtained under any agreement to which Indiagames is a party for any change in control of Indiagames) having been obtained.

Completion

1.	The Sale Completion will take place on the 3rd Business Day after the date on which the last of the Conditions is fulfilled (or waived).

2.	The Subscription Completion will take place on or before 28 February 2005.

The Sale Completion and the Subscription Completion are not inter-conditional to each other.

Immediately after the Subscription Completion, Indiagames will be owned by TOM Online Games and the Minority Shareholders as follows:

Name of shareholder	Number of Shares held (approximate shareholding percentage in Indiagames represented thereby immediately after the Subscription Completion)
TOM Online Games	499,516 (80.6)%
The Founder	100,078 (16.15)%
Pranath GONDAL	80 (0.01)%
Shashi GONDAL	80 (0.01)%
Deepak Chandappa AIL	4,000 (0.65)%
Harpreet Vishal GONDAL	4,000 (0.65)%
Kiran Jagannath NAYAK	4,000 (0.65)%
Mahendra Vasudeo PATEL	4,000 (0.65)%
Cyril FERRY	4,000 (0.65)%
Shonila VAZIRANI and Hiranand VAZIRANI	1 (0.0002)%
Russel KINNY	1 (0.0002)%

Total:	619,756 (100)%

Upon the Sale Completion and the Subscription Completion, Indiagames will become a non wholly-owned subsidiary of TOM and TOM Online.

Simplified corporate chart of Indiagames immediately after the Subscription Completion

THE SHAREHOLDERS AGREEMENT

Date

17 December 2004

Effective date

Date of the Sale Completion

Parties

1.	TOM Online Games
2.	The Founder
3.	Pranath GONDAL
4.	Shashi GONDAL
5.	Deepak Chandappa AIL
6.	Harpreet Vishal GONDAL
7.	Kiran Jagannath NAYAK
8.	Mahendra Vasudeo PATEL
9.	Cyril FERRY
10.	Indiagames

Put Options

1.	Subject to, among other things, the relevant requirements under the Listing Rules, the GEM Listing Rules, and any applicable laws, rules and regulations, if the Shares are not listed on any recognised securities exchange by the 3rd anniversary of the Subscription Completion, each of the Minority Shareholders may sell to TOM Online

Games all (but not part) of his or her Shares (“Option Shares”) at an exercise price (“Exercise Price”) equal to US$5,216,764 (equivalent to approximately HK$40,690,759) multiplied by the following fraction:

  A

B

where:

A =	the total number of Shares held by the relevant Minority Shareholder (who has exercised his or her Put Option) as at the date of the Subscription Completion

B =	the total number of Shares held by all of Minority Shareholder as at the date of the Subscription Completion

2.	Each Minority Shareholder may exercise his or her Put Option only once at any time after the 3rd anniversary of the date of the Subscription Completion and before the earlier of: (i) the 5th anniversary of the date of the Subscription Completion; and (ii) the day immediately preceding the date of the initial listing of the Shares on any recognised securities exchange.

3.	At the option of TOM Online Games, the Exercise Price may be paid in cash and/or satisfied by the allotment and issue of ADSs (rounded down to the nearest whole ADS) (“Consideration Shares”) at the Issue Price, provided that if any of the Minority Shareholders is restricted or prohibited by any applicable law, rule or regulation from holding all or any of the Consideration Shares, TOM Online Games shall pay such Minority Shareholder in cash an amount equal to the number of Consideration Shares so restricted or prohibited multiplied by the Issue Price.

For illustration purposes only, assuming that all of the Exercise Price will be satisfied by the allotment and issue of ADSs and based on the closing price of US$14.66 per ADS as quoted on NASDAQ on 16 December 2004, the maximum number of ADSs to be issued in satisfaction of the Exercise Price will be 355,850 (equivalent to 28,468,000 TOM Online Shares) (representing approximately 0.73% of the existing issued share capital of TOM Online as at the date of this announcement and, assuming that no further TOM Online Shares (other than the Consideration Shares) will be issued from the date of this announcement to the date of issue of all of the Consideration Shares, approximately 0.73% of the issued share capital of TOM Online (as enlarged by the issue of the Consideration Shares)).

4.	It is a condition to completion of the sale and purchase of the Option Shares that:

(a)	each of the Minority Shareholders who has exercised his or her Put Option:

(i)	assigns to TOM Online Games all of the rights, titles, interests and benefits in and to any outstanding loans granted to the Indiagames Group and/or security given for the benefit of the Indiagames Group by such Minority Shareholder or any of his or her Affiliates;

(ii)	confirms in writing that he or she is not an US Person (as defined under Regulation S of the US Securities Act of 1933 (as amended)); and

(iii)	undertakes in writing that:

(1)	during the first 40 days after the date of issue of the Consideration Shares issued to him or her, he or she will not transfer or otherwise deal in all or any of such Consideration Shares;

(2)	during the first 6 months after the date of issue of the Consideration Shares issued to him or her, he or she will not transfer or otherwise deal in more than 15% of such Consideration Shares;

(3)	during a period of 12 months after the date of issue of the Consideration Shares issued to him or her (“Lock-up Period”), he or she will not transfer or otherwise deal in more than 30% of such Consideration Shares; and

(4)	on any Trading day after the end of the Lock-up Period, he or she will not transfer or otherwise deal in more than 14% of such Consideration Shares; and

(b)	such completion of the sale and purchase of the Option Shares takes place outside of the US.

5.	Any Put Option that is not exercised during the Exercise Period will automatically lapse upon the expiry of the Exercise Period.

Board of directors of Indiagames

1.	After the Sale Completion, the board of directors of Indiagames will initially comprise 5 members, of which 4 will be nominated by TOM Online Games and 1 will be nominated by the Founder, provided that he owns at least 8% of the issued and paid-up share capital of Indiagames.

2.	If, at any time after the Sale Completion, Indiagames is required under applicable laws, rules or regulations to have more than 5 directors, the number of directors of Indiagames will be increased such that the total number of directors of Indiagames will be an odd number, more than half of which will be directors nominated by TOM Online Games.

Veto rights

After the Sale Completion and before any initial listing of the Shares on any recognised securities exchange, none of the following actions may be taken without the prior consent of the Founder, provided that the Founder owns at least 8%of the issued and paid-up share capital of Indiagames:

1.	any transfer by TOM Online Games of any its equity interests in Indiagames to any third party (other than an Affiliate of TOM Online Games which is not engaged in the business of mobile gaming) or any issue of additional securities in Indiagames;

2.	any decision to dissolve, liquidate or wind-up Indiagames, or dispose of, sell, license or transfer all or substantially all of the assets or the business of Indiagames;

3.	save and except in the ordinary course of business of Indiagames, transfer or disposal of any material intellectual property rights owned by Indiagames;

4.	amend the rights of any class of Shares;

5.	amend any provision of the articles of association of Indiagames in a manner that adversely alters or changes the rights of the Shares held by the Founder or the rights of the Founder under the Shareholders Agreement;

6.	increase or decrease the authorised share capital of Indiagames; or

7.	any declaration of extraordinary dividends by Indiagames.

Transfer restrictions

1.	Right of first refusal

If, at any time after the Sale Completion, any of the shareholders of Indiagames (other than TOM Online Games) wishes to sell all or any of his or her Shares, TOM Online Games has a right of first refusal to acquire such Shares on the same terms as those offered by a bona fide third party purchaser.

2.	Drag along right

If, at any time after the Sale Completion, TOM Online Games wishes to sell all or any of its Shares, it may force all or any of the other shareholders of Indiagames to sell all or part of their/his Shares to the same purchaser.

3.	Tag-along right

If, at any time after the Sale Completion, TOM Online Games wishes to sell all or any of its Shares, the Founder may sell his Shares:

(a)	on a pro rata basis; or

(b)	if, as a result of any such proposed sale of Shares by TOM Online Games, the total number of Shares held by TOM Online Games will represent less than 51% of the issued and paid-up share capital of Indiagames, the Founder may sell all of his Shares, on the same terms offered by the purchaser proposing to acquire all or part of TOM Online Games’s Shares.

INFORMATION ON INDIAGAMES

Indiagames is a company incorporated in India with limited liability. As at the date of this announcement, Indiagames is owned as to approximately 37.12% by Infinity Technology Trustee Private Limited, approximately 26.28% by IL&FS Investment Managers Limited, approximately 29.92% by the Founder, approximately 0.02% by Pranath GONDAL, approximately 0.02% by Shashi GONDAL, approximately 0.0002% by Sanjay GONDAL, approximately 0.0002% by Shonila VAZIRANI and Hiranand VAZIRANI, approximately 1.17% by Deepak Chandappa AIL, approximately 0.0002% by Russel KINNY, approximately 0.10% by Manoj BORKAR and Anagha BORKAR, approximately 0.18% by Rahul SHAH, Aruna SHAH and Dulari SHAH, approximately 0.05% by Shahzaad DALAL, approximately 0.11% by Pinky BHATIA and Rajesh BHATIA, approximately 0.04% by Shashank Shara KHADE, approximately 0.10% by Muneesh CHAWLA, approximately 0.02% by Vidya N. DESHPANDE, approximately 0.20% by Vikram GODSE, approximately 1.17% by Harpreet Vishal GONDAL, approximately 1.17% by Kiran Jagannath NAYAK, approximately 1.17% by Mahendra Vasudeo PATEL and approximately 1.17% by Cyril FERRY.

Indiagames was founded by the Founder, the current CEO, in 1999 and has become one of the global leaders in mobile games publishing business. With over 160 professionals based in Mumbai, Indiagames is primarily engaged in publishing and developing games across various platforms like Internet, PC, broadband, mobile phones, PDAs, handheld gaming devices and consoles. Indiagames also has a leading edge in wireless games in various formats like Java™, BREW™, I-Mode™, Flash Lite™ and Symbian™. As the No.1 gaming developer and publisher in India, Indiagames controls a 60% share in India’s game-related wireless value-added services market.

Indiagames was the first to launch mobile games in India in February 2003. It has established partnerships with all major mobile operators in India and over 100 channel partners globally. Major global distribution channels include Vodafone, O2, T-Mobile, Orange, Verizon, Sprint, Singtel, Airtel, Tata, China Mobile, Optus, Hutch, Amena, Telefonica, O2, Wind & AT&T. Although it is based in India, 86% of its sales this year came from Europe, Asia Pacific, United States, Middle East and South Africa.

Indiagames is among the first to obtain branded licenses for mobile products with the launch of one of its best selling mobile game Spider-Man™ Classic in 2003. In the past 12 months Indiagames has licensed several key brands like Bruce Lee™, Predator™, Buffy The Vampire Slayer™, The Mummy™, Scorpion King™, Jurassic Park™ 1, Jurassic Park™ 2, Jurassic Park™ 3, Garfield™, The Day After Tomorrow™, Spy Kids™, Indian Idol, Singapore Idol, Malaysian Idol, Indonesian Idol and Phantom™, to name a few.

Based on the management accounts of Indiagames, the unaudited net revenues of Indiagames prepared in accordance with US GAAP and HK GAAP for the years ended 31 December 2002 and 31 December 2003 and nine months ended 30 September 2004 were approximately Rs7,283,000 (equivalent to approximately HK$1,242,000), Rs66,439,000 (equivalent to approximately HK$11,334,000) and approximately Rs95,036,000 (equivalent to approximately HK$16,213,000) respectively. The unaudited loss before and after taxation of Indiagames prepared in accordance withUS GAAPand HK GAAP for the year ended 31 December 2002 were approximately Rs5,473,000 (equivalent to approximately HK$934,000) and approximately Rs3,991,000 (equivalent to approximately HK$681,000) respectively. The unaudited profit before taxation of Indiagames prepared in accordance with US GAAP and HK GAAP for the year ended 31 December 2003 and nine months ended 30 September 2004 were approximately Rs38,851,000 (equivalent to approximately HK$6,628,000) and approximately Rs34,158,000 (equivalent to approximately HK$5,827,000) respectively. The unaudited profit after taxation of Indiagames prepared in accordance with US GAAP and HK GAAP for the year ended 31 December 2003 and nine months ended 30 September 2004 were approximately Rs27,922,000 (equivalent to approximately HK$4,763,000) and approximately Rs29,224,000 (equivalent to approximately HK$4,986,000) respectively. As at 30 September 2004, the unaudited net assets of Indiagames prepared in accordance with US GAAP and HK GAAP was approximately Rs68,580,000 (equivalent to approximately HK$11,700,000).

INFORMATION ON THE FOUNDER

As mentioned in the section headed “Information on Indiagames” in this announcement, the Founder founded Indiagames in December 1999. He started algorithms programming at the age of 14 and started his own company, FACT, at the age of 16. He is now head of the Mumbai Chapter of the International Game Developers Association in India and a member of The Nokia Advisory Council for Games.

REASONS FOR ENTERING INTO THE SALE AND SUBSCRIPTION AGREEMENT AND THE SHAREHOLDERS AGREEMENT

As mentioned in the section headed “Information on Indiagames” in this announcement, Indiagames is one of the largest mobile gaming companies in the world with global distribution to diversified geographical region including PRC, and, though the Acquisition, TOM Online intends to further strengthen its leading market position in the wireless internet sector in terms of market share, distribution channel, such as online, television, radio or print, product portfolio and national mobile telephone short text messages numbers.

The Acquisition is in line with the statement of business objectives of TOM Online as disclosed in its prospectus dated 2 March 2004. The directors of TOM Online believe that the Acquisition will enable TOM Online to enlarge its market share in the wireless value added services market and increase its revenue arising from the wireless value added services segment.

The directors of both TOM and TOM Online consider that the Sale and Subscription Agreement and the Shareholders Agreement are entered into on normal commercial terms in the ordinary and usual course of business of TOM and TOM Online, respectively, and that the terms of the Sale and Subscription Agreement and the Shareholders Agreement are fair and reasonable and in the interests of TOM and TOM Online so far as the respective shareholders of TOM and TOM Online are concerned.

DISCLOSEABLE TRANSACTION OF TOM

The Acquisition constitutes a discloseable transaction of TOM under Chapter 14 of the Listing Rules. A circular containing further details of the Acquisition will be dispatched to the shareholders of TOM as soon as practicable and, in any event, within 21 days after the date of publication of this announcement.

SHARE TRANSACTION OF TOM ONLINE

As the Acquisition involves the possible issue and allotment of Consideration Shares by TOM Online pursuant to the exercise of the Put Options, the Acquisition constitutes a share transaction of TOM Online under Chapter 19 of the GEM Listing Rules.

In the event that TOM Online Games decides to satisfy the Exercise Price by the issue and allotment of Consideration Shares as mentioned above, TOM Online will apply to the Stock Exchange for the listing of, and permission to deal in, such Consideration Shares accordingly and TOM and TOM Online will comply with the relevant requirements of the Listing Rules and the GEM Listing Rules (including shareholders’ approval for issue of the Consideration Shares) respectively.

GENERAL

TOM (HKSE stock code: 2383) is listed on the Main Board of the Stock Exchange. A leading Chinese-language media group in the Greater China region, TOM has diverse business interests in five key areas: Internet (TOM Online) (Hong Kong GEM stock code: 8282, NASDAQ stock symbol: TOMO), outdoor media, publishing, sports, television and entertainment across markets in Mainland China, Taiwan and Hong Kong.

TOM Online is an internet company in the PRC providing value-added multimedia products and services. It delivers its products and services from its Internet portal to its users both through their mobile phones and through its websites. Its primary business activities include wireless value-added services, online advertising and commercial enterprise solutions.

DEFINITIONS

“Acquisition”	the proposed acquisition by TOM Online Games of the Sale Shares and the Subscription Shares in accordance with the provisions of the Sale and Subscription Agreement and of the Option Shares in accordance with the provisions of the Shareholders Agreement

“ADSs”	the American depositary share(s), which are issued by Citibank N.A. and quoted on NASDAQ, each representing ownership of 80 TOM Online Shares

“Affiliates”	in relation to any person: (1) if that person is a company, any of its subsidiaries or holding companies and any subsidiary of such holding companies; or (2) if that person is an individual, any company which he directly or indirectly holds 30% or more of the issued share capital (or voting rights) thereof and any subsidiary of such company

“associates”	has the meaning ascribed to it in the Listing Rules and the GEM Listing Rules

“Business Day”	a day (excluding Saturday) on which banks are generally open for business in India and in Hong Kong

“Conditions”	has the meaning ascribed to it in the section headed “Conditions Precedent” in this announcement

“Consideration”	the Sale Consideration and the Subscription Consideration

“Consideration Shares”	has the meaning ascribed to it in the section headed “Put Options” in this announcement

“Escrow Agent”	the escrow agent to be jointly appointed by the Investor and the Vendors for the holding of the Sale Consideration and certain documents to be delivered by the Vendors at the Sale Completion in escrow and the handing over of the same in accordance with the provisions of the Escrow Agreement

“Escrow Agreement”	the agreement to be entered into between TOM Online Games, the Vendors, Indiagames and the Escrow Agent for the holding of the Sale Consideration and certain documents to be delivered by the Vendors at the Sale Completion in escrow by the Escrow Agent and the handing over of the same in accordance with the provisions of such agreement

“Exercise Period”	the period specified in paragraph 2 of the section headed “Put Options” in this announcement

“Exercise Price”	the exercise price of each Put Option, being the amount calculated in the manner set out paragraph 1 of the section headed “Put Options” in this announcement

“Founder”	Mr. Vishal GONDAL, who is the founder of Indiagames, and is a third party independent of and not connected with TOM and TOM Online or any of their respective associates and not a connected person (as defined in the Listing Rules and the GEM Listing Rules) of TOM or TOM Online

“GEM”	the Growth Enterprise Market of the Stock Exchange

“GEM Listing Rules”	the Rules Governing the Listing of Securities on GEM

“HK$”	Hong Kong dollars, the lawful currency of Hong Kong

“HK GAAP”	the generally accepted accounting principles in Hong Kong

“Hong Kong”	the Hong Kong Special Administrative Region of the People’s Republic of China

“India”	the Republic of India

“Indiagames”	Indiagames Limited, a company incorporated in India and, as at the date of this announcement, is owned by the Vendors in the manner set out in the section headed “Information on Indiagames” in this announcement

“Indiagames Group”	Indiagames and its subsidiaries (if any)

“Issue Price”	means the issue price per Consideration Share, being the average closing price of each ADS as quoted on NASDAQ for the 30 consecutive trading days immediately preceding the date of exercise of the Put Option

“Listing Rules”	the Rules Governing the Listing of Securities on the Stock Exchange

“Lock-up Period”	has the meaning ascribed to it in the section headed “Put Options” in this announcement

“Minority Shareholders”	1.	The Founder
	2.	Pranath GONDAL
	3.	Shashi GONDAL
	4.	Deepak Chandappa AIL
	5.	Harpreet Vishal GONDAL
	6.	Kiran Jagannath NAYAK
	7.	Mahendra Vasudeo PATEL
	8.	Cyril FERRY

each of whom is a third party independent of and not connected with TOM and TOM Online or any of their respective associates and not a connected person (as defined in the Listing Rules and the GEM Listing Rules) of TOM or TOM Online

“NASDAQ”	the National Market of National Automated Systems Dealership and Quotation in the US

“Option Shares”	the Shares to be acquired by TOM Online Games upon the exercise of the Put Options by the Minority Shareholders, being an aggregate of 120,238 Shares (representing approximately 19.4% of the issued and paid-up capital of Indiagames (as enlarged by the issue of the Subscription Shares) as at the Subscription Completion)

“Put Option”	the right of each Minority Shareholder to sell to TOM Online Games all (but not part) of his or her Shares at the Exercise Price during the period specified in paragraph 2 of the section headed “Put Options” in this announcement

“R”	Rupee, the lawful currency of India. For the purposes of this announcement, the conversion rate between Rupee and HK$ is R1 = HK$0.1706

“Sale and Subscription Agreement”	a conditional share sale and subscription agreement dated 17 December 2004 entered into between TOM Online Games, the Vendors and Indiagames

“Sale Completion”	completion of the sale and purchase of the Sale Shares in accordance with the provisions of the Sale and Subscription Agreement

“Sale Consideration”	consideration for the sale and purchase of the Sale Shares, being a sum of US$13,731,739 (equivalent to approximately HK$107,107,564)

“Sale Shares”	386,833 Shares (representing approximately 76.29% of the existing issued and paid-up capital of Indiagames as at the Sale Completion), all of which are fully paid-up and beneficially owned by the Vendors

“Share(s)”	equity share(s) of Rs 10 each in the capital of Indiagames

“Shareholders Agreement”	a conditional shareholders agreement dated 17 December 2004 entered into between TOM Online Games, the Minority Shareholders and Indiagames

“Subscription Completion”	completion of the subscription, issue and allotment of the Subscription Shares in accordance with the provisions of the Sale and Subscription Agreement

“Subscription Consideration”	consideration for the subscription of the Subscription Shares, being a sum of US$4 million (equivalent to approximately HK$31.2 million)

“Subscription Shares”	112,683 Shares (which, together with the Sale Shares, represent approximately 80.6% of the issued and paid-up share capital of Indiagames (as enlarged by the issue of the Subscription Shares) as at the Subscription Completion)

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

“TOM”	TOM Group Limited, a company incorporated in the Cayman Islands with limited liability, whose shares are listed on the Stock Exchange

“TOM Online”	TOM Online Inc., a company incorporated in the Cayman Islands with limited liability, whose shares are listed on GEM

“TOM Online Games”	TOM Online Games Limited, a company incorporated in Mauritius, which is a wholly-owned subsidiary of TOM Online and a non wholly-owned subsidiary of TOM

“TOM Online Share(s)”	ordinary share(s) of HK$0.01 each in the capital of TOM Online

“Trading Day”	a day on which the ADSs are quoted on NASDAQ

“US”	the United States of America

“US$”	US dollars, the lawful currency of the US. For the purposes of this announcement, the conversion rate between US$ and HK$ is US$1 ( HK$7.8

“US GAAP”	the accounting principles generally accepted in the US

“Vendors”	1.	Infinity Technology Trustee Private Limited (is the second largest equity fund manager in India which is listed in the Bombay Stock Exchange managing funds of approximately US$220 million across sectors. Its investors include Indians, international highly reputable entrepreneurs)
	2.	IL&FS Investment Managers Limited (is a fund manager in India managing US$30 million of funds and investing in early stage technology investments in India. Its investors include Indians, international institutions and multi-lateral agencies)
	3.	The Founder
	4.	Pranath GONDAL
	5.	Shashi GONDAL
	6.	Sanjay GONDAL
	7.	Deepak Chandappa AIL
	8.	Manoj BORKAR
	9.	Anagha BORKAR
	10.	Rahul SHAH
	11.	Aruna SHAH
	12.	Dulari SHAH
	13.	Shahzaad DALAL
	14.	Pinky BHATIA
	15.	Rajesh BHATIA
	16.	Shashank Shara KHADE
	17.	Muneesh CHAWLA
	18.	Vidya N. DESHPANDE
	19.	Vikram GODSE
	20.	Harpreet Vishal GONDAL
	21.	Kiran Jagannath NAYAK
	22.	Mahendra Vasudeo PATEL
	23.	Cyril FERRY

each of whom is a third party independent of and not connected with TOM and TOM Online or any of their respective associates and not a connected person (as defined in the Listing Rules and the GEM Listing Rules) of TOM or TOM Online

By Order of the Board TOM GROUP LIMITED Angela Mak Company Secretary	By Order of the Board TOM ONLINE INC. Angela Mak Company Secretary

Hong Kong, 17 December 2004

As at the date hereof, the directors of TOM are:

Executive Directors:	Non-executive Directors:	Independent non-executive Directors:
Mr. Sing Wang	Mr. Frank Sixt (Chairman)	Mr. Henry Cheong
Ms. Tommei Tong	Ms. Debbie Chang	Ms. Anna Wu
	Mrs. Susan Chow	Mr. James Sha
Mr. Edmond Ip
Mrs. Angelina Lee
Mr. Holger Kluge
Mr. Wang Lei Lei

As at the date hereof, the directors of TOM Online are:

Executive Directors:	Non-executive Directors:	Independent non-executive Directors:
Mr. Wang Lei Lei	Mr. Frank Sixt (Chairman)	Mr. Gordon Kwong
Mr. Xu Zhiming	Mr. Sing Wang	Mr. Ma Wei Hua
Mr. Peter Schloss	(Vice Chairman)	Dr. Lo Ka Shui
Ms. Elaine Feng	Ms. Tommei Tong
Mr. Fan Tai
Mr. Wu Yun	Alternate Director:
Mrs. Susan Chow
(Alternate to Mr. Frank Sixt)

This announcement, for which the directors of TOM Online collectively and individually accept full responsibility, includes particulars given in compliance with the GEM Listing Rules for the purpose of giving information with regard to TOM Online. The directors of TOM Online, having made all reasonable enquiries, confirm that, to the best of their knowledge and belief: (i) the information contained in this announcement is accurate and complete in all material respects and not misleading; (ii) there are no other matters the omission of which would make any statements in this announcement misleading; and (iii) all opinions expressed in this announcement have been arrived at after due and careful consideration and are founded on bases and assumptions that are fair and reasonable.

This announcement will remain on the GEM website at www.hkgem.com on the “Latest Company Announcements” page for at least 7 days from the date of its posting and on the website of TOM Online at www.tom.com.

* for identification purpose